

Mail Stop 3561

January 11, 2016

Via E-mail
Michael Midlam
Principal Executive Officer
Rancho Santa Fe Mining, Inc.
9655 Granite Ridge Drive, Suite 200
San Diego, CA 92123

> **Re:**   **Rancho Santa Fe Mining, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 15, 2015**
> **File No. 333-208550**

Dear Mr. Midlam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   We note the explanatory note addressing the primary and secondary offerings. Please locate the explanatory note after the cover page and revise the cover page to briefly address the existence of the other offering and the extent to which the offer prices may differ.

3.   We note that the registration statement includes a primary and secondary offering of the registrant's common stock at potentially two different prices. Please advise us how you

considered the application of Regulation M to your facts. We may have further comment.

Use of Proceeds, page 11

4.   It is unclear why you refer to "units" in this section as the offering appears to be limited to common stock. Please revise to clarify.

5.   In an appropriate location of your filing please describe the project development and commercialization work that will be completed with the proceeds from your offering.

6.   Please revise the narrative surrounding the table to further clarify the specific type(s) of work or expenditure assumed under each of the three categories. In this regard, you state on page 11, "the lower our net proceeds, the less we would expect to use the funds in the expenditure category 'Development and Commercialization', and the more we would expect to use those funds for the development and commercialization of the assets we have acquired." Please revise this paragraph to better explain the anticipated changes in expenditures based on the various levels of proceeds received in the offering.

Dilution, page 13

7.   We note you have presented in the table net tangible book value per share before offering, pro forma net tangible book value per share after offering and related dilution disclosures based on amounts outstanding as of October 30, 2015. Please revise to present net tangible book value per share before offering, pro forma net tangible book value per share after offering and other related dilution disclosures consistent with the financial statements presented.

Description of Securities

Securities Authorized for Issuance Under Equity Compensation Plans, page 15

8.   You have indicated that there are no securities authorized for issuance under equity compensation plans. Please reconcile with the statement on page F-10 that you committed to issue Kodiak 3 million shares for services to be rendered.

Description of Our Business, page 16

9.   Please revise to describe the liabilities you assumed in the asset purchase. As a non-exclusive example, it appears from Article 3.1 of the agreement that you assumed the approximately $20,000 of attorney's fees owed to Mr. Robison.

10.   Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b) (2) of Industry Guide 7. If you have

identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property, include the following information:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

- The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

- The area of your claims, either in hectares or in acres.

11. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

12. Please tell us how you determined that your claims are unique, rare, and exceptional as disclosed on page 16 of your filing.

13. Please revise to define the Apex Rule in Mining and tell us how you determined this rule is applicable to your claims.

14. We note your disclosure on page 16 that you plan to outsource exploration, site preparation, and extraction operations. Please expand your disclosure concerning the exploration plan for your property as required by paragraph (b) (4) (i) of Industry Guide 7. The exploration plan should address the following points:

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work and disclose their qualifications.

15. In an appropriate section of your filing, provide a brief description of the QA/QC protocols including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures. In your response, please indicate the location of this disclosure.

16. We note your disclosure on page 16 regarding a third party paying you 20% to 30% of the gold reserves recovered and sold. Please tell us if the 20% to 30% is a current contractual obligation or agreement and revise your filing to clarify.

17.   We note your disclosure on page 17 that numerous sources estimate the Carlin Trend may still contain over 180 million ounces gold. Please revise to include a reference for this estimate.

18.   As an exhibit to your filing please include written consents from your geologist, technical experts, or others that are named in your filing.

19.   Please forward to our engineer, as supplemental information and not as part of your filing, the Pelke Report and the Robison Report referenced in your filing, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

20.   We note your disclosure of estimates of quantities of mineralization including 400,000 to 500,000 ounces of contained gold on page 18, conservative (measured) and realistic (indicated) ounces of page 19, and 100,000 to 200,000 ounces of contained gold on page F-10. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (b) (5) (3) of Industry Guide 7. Please revise to remove these estimates until a feasibility study has been completed to support these estimates.

21.   We note your disclosure of previous exploration work performed on your property. Please revise to discuss the verification work performed by your company with respect to this historical work.

22.   Additionally, when reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose the location and type of sample.

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

23. We note your disclosure on page 19 that the geology of your asset dictates cyanide heap leaching. Tell us how you made this determination. In your response include a discussion of sampling and test work performed.

24. Additionally, please reconcile your references to cyanide heap leaching, which generally implies a large disseminated deposit as noted on page 17, to your reference to an apex rule, which generally implies a vein or lode deposit.

25. Please provide an overview of the exploration and mining permit requirements for your property. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

26. The disclosure on page 16 states, " . . . Humboldt Mining Company, Inc., which was acquired by Rancho Santa Fe Mining Inc." This appears to be inconsistent with the terms of the Asset Purchase Agreement and the disclosures on page 20 as the Company acquired only specified assets of Humboldt Mining Company, Inc. (not the entire company). Please revise this disclosure to properly refer to the asset acquisition transaction.

Management's Discussion and Analysis, page 20

Cash Requirements, page 22

27. Where you discuss the maximum amount of expenses, please revise to also address the minimum amounts required to conduct your planned operations, explaining the nature and extent of such operations.

Directors, Executive Officers, Promoters and Control Persons

Term of Office, page 22

28.   You have stated, "The Company's Board of Directors elects each of our directors . . . "
        According to Section 2.1 of the Company's bylaws, existing directors have the authority
        to appoint a director if a vacancy exists, but shareholders are entitled to vote on the
        directors at each annual meeting. Please revise this disclosure to be consistent with the
        bylaws.

29.   Please revise here or where appropriate to describe the "informal Code of Ethics"
        referenced on page 12.

Executive Compensation, page 25

30.   The Executive Compensation Table on page 25 includes references to footnotes 3, 4, and
        5, but there are no details for these footnotes. Please revise this disclosure to include the
        details for these footnotes or remove them if they are not applicable.

Security Ownership of Certain Beneficial Owners and Management, page 26

31.   We note disclosure under 'Selling Shareholders' that Robert Dennis owns 5,400,000
        shares, which represents 20% of the outstanding shares. Please revise the beneficial
        ownership disclosures on page 26 to include Mr. Dennis pursuant to Item 403 of
        Regulation S-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

32.   We note the first and third paragraph of the audit report indicates the audit covered the
        financial statements for the period from July 24, 2015 (inception) to December 31, 2015.
        Please direct your independent accountant to revise the audit report to cover the financial
        statements for the period from July 24, 2015 (inception) to September 30, 2015 consistent
        with the financial statements included in the registration statement.

Item 15. Recent Sales of Unregistered Securities

33.   Consistent with the Asset Purchase Agreement dated October 28, 2015, you have
        disclosed under Item 15 of the registration statement that the Company issued shares
        representing 45% of the Company's issued and outstanding shares to HMCI shareholders
        in exchange for the "Acquired Assets." However, you have disclosed elsewhere in the

filing (e.g., page 5, 16) that the shares issued in this transaction represent 50% of shares outstanding. Please revise your disclosures to correct this inconsistency.

34.   We note that you claim exemptions from registration based on the exemptions for sophisticated investors under Section 4(a)(2) of the Securities Act of 1933 and for non-U.S. persons under Rule 903 of Regulation S. In accordance with Item 701 of Regulation S-K, please state briefly the facts relied upon that make these exemptions available to you.

Item 16. Exhibits

35.   Please direct your independent accountant to revise the consent to include the reference to the financial statements covered by the audit report as appropriate.

36.   Please include the executed version of the Asset Purchase Agreement as Exhibit 10.1.

37.   Please include the Equity Purchase Agreement with Kodiak Capital Group referenced on page F-10 or explain why it is not a material contract. Additionally, please revise Business or where appropriate to describe the "services to be rendered" by Kodiak.

38.   Please file the subscription agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or John Coleman at (202) 451-3610 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Suellentrop at (202) 451-4256 or James Lopez at (202) 451-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Luke Zouvas, Esq.
        Zouvas & Associates LLP